File No. 70-8789



                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                 Amendment No. 2
                                       to
                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under

                 The Public Utility Holding Company Act of 1935

                              THE SOUTHERN COMPANY
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)


                              THE SOUTHERN COMPANY

                (Name of top registered holding company parent of
                          each applicant or declarant)


                            Tommy Chisholm, Secretary
                              The Southern Company
                           270 Peachtree Street, N.W.
                             Atlanta, Georgia 30303

                   (Names and addresses of agents for service)


         The Commission is requested to mail signed copies of all orders, notices and communications to the above agents for service and to:

     W. L. Westbrook                         John D. McLanahan, Esq.
 Financial Vice President                     Troutman Sanders LLP
  The Southern Company                     600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                        Suite 5200
  Atlanta, Georgia 30303                  Atlanta, Georgia 30308-2216


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Item 6.       Exhibits and Financial Statements.
       (a)    Exhibits.
              A-1      -     Form of note.

              A-2      -     Form of commercial paper note.

              F        -     Opinion of Counsel.

              G        -     Monthly Cash Budget for 1996 - 1997 (Filed
                             pursuant to Rule 104)("P") (Previously Filed)

              H        -     Form of Federal Register Notice.(Previously Filed)


       (b)    Financial Statements.


                Consolidated balance sheet of Southern and its subsidiaries at December 31, 1995.(Designated in Southern's Form 8-K dated February 21, 1996, File No. 1-3526).

                Consolidated statement of income and statements of earnings retained in the business and amount paid in for common stock in excess of par value of Southern and its subsidiaries for the twelve months ended December 31, 1995. (Designated in Southern's Form 8-K dated February 21, 1996, File No. 1-3526).

         Since December 31, 1995, there have been no material changes, not in the ordinary course of business, in the financial conditions of Southern or of Southern and its subsidiaries consolidated from that set forth in or contemplated by the foregoing financial statements.



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                                    SIGNATURE
         Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this amendment to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 12, 1996                      THE SOUTHERN COMPANY


                                           By _/s/Tommy Chisholm__________
                                                  Tommy Chisholm
                                                    Secretary